                                                                November 3, 2006


Mr. James Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:   Schering-Plough Corporation
               Form 10-K for the fiscal year ended December 31, 2005

Dear Mr. Rosenberg:

         Set forth below is Schering-Plough's response to an additional oral comment received from Ms. Tabitha Akins, Staff Accountant, on October 19, 2006 responding to Schering-Plough's response letter dated September 19, 2006. We have included a summary of the oral comment for your reference.


FORM 10-K -- DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 23


CRITICAL ACCOUNTING POLICIES, PAGE 43

REBATES, DISCOUNTS, AND RETURNS, PAGE 44

Comment 1: Provide a draft of a proposed year-end disclosure for rebates, discounts and returns that incorporates the Staff's prior oral comments in this area. Specifically, in future filings, use net income to evaluate materiality to quantitatively disclose updated estimates of amounts recorded in the current year related to prior year rebates, discounts and return provisions and to quantitatively disclose the effect of reasonably possible changes in assumptions.


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Schering-Plough Supplemental Response :


Draft excerpt for Item 7, section entitled "Critical Accounting Policies"


REVENUE RECOGNITION

         The Company's pharmaceutical products are sold to direct purchasers which include wholesalers, retailers and certain health maintenance organizations. Price discounts and rebates on sales are provided to federal and state agencies, other indirect purchasers and other market participants such as managed care organizations that indemnify beneficiaries of health plans for their pharmaceutical costs and pharmacy benefit managers.

         The Company recognizes revenue when title and risk of loss pass to the purchaser and when reliable estimates of the following can be determined:

         i.       commercial discount and rebate arrangements;

         ii. rebate obligations under certain federal and state governmental programs; and

         iii.     sales returns in the normal course of business.

         When recognizing revenue, the Company estimates and records the applicable commercial and governmental discounts and rebates as well as sales returns that have been or are expected to be granted or made for products sold during the period. These amounts are deducted from sales for that period. If reliable estimates of these items cannot be made, the Company defers the recognition of revenue. Estimates recorded in prior periods are re-evaluated as part of this process.

     Revenue recognition for new products is based on specific facts and circumstances including estimated demand and acceptance rates from established products with similar marketing characteristics. Absent the ability to make reliable estimates of rebates, discounts and returns, the Company would defer revenue recognition.


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         Product discounts granted are estimated based on the terms of arrangements with wholesalers, managed-care organizations and government purchasers and certain market conditions. Rebates are estimated based on sales and contract terms, historical experience, trend analysis and projected market conditions in the various markets served. The Company evaluates market conditions for products or groups of products primarily through the analysis of third party demand and market research data as well as internally generated information. Data and information provided by purchasers and obtained from third parties are subject to inherent limitations as to their accuracy and validity.

         Sales returns are estimated and recorded based on historical sales and returns information, analysis of recent wholesale purchase information, consideration of stocking levels at wholesalers and forecasted demand amounts. Products that exhibit unusual sales or return patterns due to dating, competition, including expected generic introductions, or other marketing matters are specifically investigated and analyzed as part of the formulation of return reserves.

         The Company's agreements with the major U.S. pharmaceutical wholesalers address a number of commercial issues, such as product returns, timing of payment, processing of chargebacks and the quantity of inventory held by these wholesalers. With respect to the quantity of inventory held by these wholesalers, these agreements provide a financial disincentive for these wholesalers to acquire quantities of product in excess of what is necessary to meet current patient demand. Through the use of these agreements, the Company expects to avoid situations where the Company's shipments of product are not reflective of current demand.

REBATES, DISCOUNTS AND RETURNS

         The Company's rebate accruals for Federal and State governmental programs, including Medicaid and Medicare Part D, at December 31, 2006 and 2005 were $XXX million and $XXX million, respectively. Commercial discounts, returns and other rebate accruals at December 31, 2006 and 2005 were $XXX million and $XXX million, respectively. These accruals are established in the period the related revenue was recognized resulting in a reduction to sales and the establishment of liabilities, which are included in total current liabilities, or in the case of returns and other receivable adjustments, an allowance provided against accounts receivable.


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         In the case of the governmental rebate programs, the Company's payments involve interpretation of relevant statutes and regulations. These interpretations are subject to challenges and changes in interpretive guidance by governmental authorities. The result of such a challenge or change could affect whether the estimated governmental rebate amounts are ultimately sufficient to satisfy the Company's obligations. Additional information on governmental inquiries focused in part on the calculation of rebates is contained in Note XX, "Legal, Environmental and Regulatory Matters," under Item 8, Financial Statements and Supplementary Data, in this 10-K. In addition, it is possible that, as a result of governmental challenges or changes in interpretive guidance, actual rebates could materially exceed amounts accrued.

         The following summarizes the activity in the accounts related to accrued rebates, sales returns and discounts :



                                                                                            YEAR ENDED
                                                                                            DECEMBER 31,
                                                                                         2006          2005
                                                                                      --------      --------
Accrued Rebates/Returns/Discounts, Beginning of Period...........................     $    XXX      $    537
                                                                                      --------      --------
Provision for Rebates, current year .............................................          XXX           479
Adjustments to prior-year estimates (1) .........................................          (XX)           --
Payments ........................................................................         (XXX)         (495)
                                                                                      --------      --------
                                                                                            XX           (16)
                                                                                      --------      --------

Provision for Returns, current year .............................................          XXX           116
Adjustments to prior-year estimates .............................................           (X)           --
Returns .........................................................................          (XX)         (167)
                                                                                      --------      --------
                                                                                            XX           (51)
                                                                                      --------      --------

Provision for Discounts, current year ...........................................          XXX           459
Adjustments to prior-year estimates .............................................           --            --
Discounts granted ...............................................................         (XXX)         (407)
                                                                                      --------      --------
                                                                                             X            52
                                                                                      --------      --------
Accrued Rebates/Returns/Discounts, End of Period ................................     $    XXX      $    522
                                                                                      ========      ========

     (1) For the year ended December 31, 2006, the adjustments to prior-year estimates for rebates include amounts resulting from the reversal of the accrued rebate amounts recorded in 2005 and 2004 for the TRICARE Retail Pharmacy Program that in August 2006, the U.S. Federal Court of Appeals ruled pharmaceutical manufacturers are not obligated to pay.


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     In formulating and recording the above accruals, management utilizes assumptions and estimates that include historical experience, wholesaler data, the projection of market conditions, the estimated lag time between sale and payment of a rebate, utilization estimates, and forecasted product demand amounts as discussed under the critical accounting policy entitled "Revenue Recognition".

     As part of its review of these accruals, management performs a sensitivity analysis that considers differing assumptions in its rebate accrual calculation which are most subject to judgment. A one-percentage point change in the ratio of rebates to related gross sales would impact net sales and income before taxes by approximately $XX million in 2006.


         I can be reached at (908) 298-7274, and if I am not available, please contact Susan Wolf, Corporate Secretary and Associate General Counsel, at (908) 298-7354. Thank you.

Very truly yours,


Steven H. Koehler
Vice President and Controller


cc:  Jim Atkinson, SEC Accounting Branch Chief
     Tabatha Akins, SEC Staff Accountant